Exhibit 99.1

Brüush Announces Change in Auditor

VANCOUVER, BC / November 1, 2024 / Bruush Oral Care Inc. (OTC Markets: BRSHF) (the "Company") today announced that the Company has engaged Ramirez Jimenez International CPAs ("RJI") as the Company's independent registered public accounting firm to complete the audit of the Company's financial statements for the financial year ended October 31, 2023. Upon the completion of the audit by RJI, the Company is intending to take the necessary steps to complete and file its Annual Report on Form 20-F for the year ended October 31, 2023 as soon as practicable.

SAFE HARBOR FORWARD-LOOKING STATEMENTS

This press release of Bruush Oral Care Inc. contains "forward-looking statements". Words such as "may", "will", "could", "should", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the completion of the audit by RJI and its intention to complete and file its Annual Report on Form 20-F for the year ended October 31, 2023. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements, including delays or the inability to complete in a timely manner the Annual Report on Form 20-F for the year ended October 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.